International Diversification Fuels Sun Life Financial’s Growth

Business strategy delivers strong performance

TORONTO (May 9, 2007) – Sun Life Financial Inc. (TSX/NYSE: SLF) highlighted today at its annual meeting of shareholders and policyholders the strategic importance of its international operations, with more than half of its 2006 operating earnings generated outside of its Canadian operations.

“We achieved several impressive milestones in 2006 and made excellent progress on the strength of our diversified business platform and our success in penetrating the world’s most dynamic economies,” said Donald A. Stewart, Chief Executive Officer, Sun Life Financial, speaking to annual meeting attendees in Toronto. “These results highlight how Sun Life is working to deliver excellence, both today and in future.”

The Company continues to invest heavily in distribution and currently has approximately 60,000 advisors worldwide, together with thousands of important relationships with independent brokers, consultants and retail institutions.

The Company’s Canadian division contributed significantly to Sun Life’s overall success in 2006 with three strong businesses – each with leadership positions – which co-ordinate closely with each other on convenience and innovation for customers. Product innovation in the U.S. is also a key success factor. Sun Life’s Income ON DemandSM product has been well received, driving overall U.S. domestic variable annuity business into positive flows in April. Another major milestone was attained last month when MFS Investment Management surpassed the US$200 billion mark in assets under management.

The Company also announced that a new director, Mitchell M. Merin, was elected to its Board of Directors at the annual meeting today. Mr. Merin retired as President and Chief Operating Officer of Morgan Stanley Investment Management in September 2005 after a 25-year career with Morgan Stanley.

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of March 31, 2007, the Sun Life Financial group of companies had total assets under management of CDN$446 billion.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under ticker symbol SLF.

Media Relations Contact:

Susan Jantzi

Senior Manager, External Communications & Corporate Affairs

Tel: 519-498-9414

susan .jantzi@sunlife.com